[SBA letterhead]

September 21, 2007

Ms. Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SBA Communications Corporation

Definitive Schedule 14A

Filed April 17, 2007

File No. 0-30110

Dear Ms. Krebs:

Per your conversation with Kara MacCullough earlier today, SBA Communications Corporation (the “Company”) hereby requests from the Commission Staff an extension of three weeks from September 21, 2007 to October 12, 2007 to respond to the Commission Staff’s comment letter, dated August 21, 2007, regarding the Company’s 2007 Definitive Proxy Statement.

As requested, this confirms on behalf of the Company that the Company acknowledges:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing;

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (561) 995-7670.

Sincerely yours,

/s/ Thomas P. Hunt
Thomas P. Hunt
Senior Vice President and General Counsel

cc:	Jeffrey A. Stoops

Kara L. MacCullough, Esq.